Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199696

PROSPECTUS

ELLOMAY CAPITAL LTD.

6,421,545 ORDINARY SHARES

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The selling security holders identified in this prospectus may offer and sell from time to time up to 6,421,545 of our ordinary shares.

We will not receive any proceeds from the sale of the shares by the selling security holders.

Our ordinary shares are traded on the NYSE MKT under the symbol “ELLO” and on the Tel Aviv Stock Exchange, or the TASE, under the symbol “ELOM.” The closing prices of our ordinary shares, as reported on the NYSE MKT and on the TASE on November 13, 2014, were $9.42 and NIS 35.14 (equal to approximately $9.22 based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on November 13, 2014), respectively.

The selling security holders may offer and sell the securities from time to time at fixed prices, at market prices or at negotiated prices, to or through underwriters, to other purchasers, through agents, or through a combination of these methods.  For additional information on the methods of sale, you should refer to the section titled “Plan of Distribution.” If any underwriters are involved in the sale of our securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.

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INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

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Neither the Securities and Exchange Commission, nor the Israel Securities Authority or any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

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The date of this prospectus is November 19, 2014

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling security holders identified herein may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our ordinary shares. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We and the selling security holders have not authorized anyone to provide you with different information. The selling security holders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles.

Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries. All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “€,” “Euro” or “EUR” are to the legal currency of the European Union.

ABOUT ELLOMAY

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 6688112, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997 we again changed our name to NUR Macroprinters Ltd. and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended, or the Companies Law.

Our ordinary shares are currently listed on the NYSE MKT under the trading symbol “ELLO” and are also listed on the Tel Aviv Stock Exchange under the trading symbol “ELOM” under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both in the NYSE MKT and the TASE certain reporting leniencies.

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own sixteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) three photovoltaic plants in Spain with an aggregate installed capacity of approximately 5.6 MWp, and (iii) 85% of one photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp. In addition, we indirectly own 7.5% of Dorad Energy Ltd., or Dorad, which owns and operates Israel’s largest private power plant, with production capacity of approximately 800 MW (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%).

Additional information about us and our operations may be found on our website at www.ellomay.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus. For a full and comprehensive description of our business, see our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 31, 2014, or our 2013 Annual Report, and to other documents incorporated by reference in this prospectus as described under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” below.

Market data and forecasts used in this prospectus have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

THE OFFERING

On June 9, 2011, we effected a one-for-ten reverse split of our ordinary shares as approved by our shareholders, or the Reverse Split. The Reverse Split caused each 10 ordinary shares, NIS 1.00 par value per share, to be converted into one ordinary share, NIS 10.00 par value per share. No fractional shares were issued as a result of the Reverse Split as all fractional shares resulting from the Reverse Split that were one-half share or more were increased to the next higher whole number of shares and all fractional shares that were less than one-half share were decreased to the next lower whole number of shares. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the Reverse Split.

This prospectus relates to the resale by the selling security holders of Ellomay listed herein, of 6,421,545 of our ordinary shares, nominal value NIS 10.00 per share. These shares consist of the following:

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(i) 857,143 ordinary shares acquired by Kanir Joint Investments (2005) Limited Partnership, or Kanir, in a private placement in October 2005, or the 2005 Private Placement, at a price per share of $3.5 and (ii) 642,857 ordinary shares acquired by Kanir in October 2010 upon exercise of warrants that were issued to Kanir in the 2005 Private Placement, at an exercise price of $4 per ordinary share;

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(i) 2,484,606 ordinary shares acquired by selling security holders in 2008 from our prior controlling shareholders, Fortissimo Capital Fund (Israel), LP, Fortissimo Capital Fund (Israel-DP), LP and Fortissimo Capital Fund, LP, which we refer to collectively as the Fortissimo Entities, who acquired these ordinary shares in the 2005 Private Placement and (ii) 1,928,571 ordinary shares acquired by selling security holders in October 2010 upon exercise of warrants at an exercise price of $4 per ordinary share (the warrants were initially issued by us to the Fortissimo Entities in the 2005 Private Placement and subsequently acquired by the selling security holders during 2008 and 2009). Certain of the ordinary shares that were acquired from the Fortissimo Entities by Kanir were subsequently distributed to several of Kanir’s limited partners, named herein as selling security holders.

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508,368 ordinary shares acquired by selling security holders upon the exercise of warrants that were issued to Bank Hapoalim B.M. and Israel Discount Bank Ltd. in December 2005 in connection with a debt restructuring agreement. These warrants were sold in 2008 to selling security holders and exercised by selling security holders in December 2010 at an exercise price of $3.5 per ordinary share.

For further information regarding the selling security holders, see the “Selling Security Holders” section of this prospectus.

Ellomay is filing the registration statement of which this prospectus is a part primarily in order to fulfill its contractual obligations to do so and will use its best efforts to keep the registration statement effective under the Securities Act of 1933, or the Securities Act, in accordance with its contractual obligations. Registration of the ordinary shares does not necessarily mean that all or any portion of these ordinary shares will be offered for sale by the selling security holders.

RISK FACTORS

Investing in our securities involves significant risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information contained in this prospectus before making an investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition, prospects, results of operations and cash flows could be harmed and could therefore have a negative effect on the trading price of our securities.

The risks described below are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations in the future.

Risks Related to our Business

Risks Related to the PV Plants

The majority of our PV Plants are located in Italy and our other PV Plants are located in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, who has a high unemployment rate and high budget deficit. The financial crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011 Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013 and the Spanish government adopted a new law in late 2012 that imposes a new revenue tax on electricity generating power plants. Both countries remain in a state of financial crisis and have commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants and may do so again in the future. For example, the incentive scheme in Italy is based on end-users' payments and not directly on the Italian government’s budget, however, in an attempt to revive the Italian economy and decrease electricity expenses, the Italian parliament adopted a new law in August 2014 that decreases the Feed in Tariff, or FiT, that was previously guaranteed to Italian photovoltaic plants for a period of twenty years. As a result of this new law, we recorded an impairment charge of approximately $574,000 in the six month period ended June 30, 2014. For more information see “Item 4.B: Business Overview” of our 2013 Annual Report and our report on Form 6-K dated October 2, 2014.  We cannot assure you that the economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made in Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of FiT or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. For example, on June 6, 2013, the Italian Authority for Electricity and Gas (AEEG) announced that the overall annual expense cap of ˆ6.7 billion for incentive payments payable to PV has been reached. As a consequence, the latest feed-in tariff (FiT) regulation—the Conto Energia V—ceased to apply on July 6, 2013, thus ending the FiT payments for new photovoltaic plants. In addition, on December 19, 2013 AEEG announced the replacement, starting January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area for PV plants exceeding 100KWp. As set forth above, in August 2014 the Italian parliament further amended the FiT scheme in connection with existing photovoltaic plants decreasing the FiT guaranteed and as a result we recorded an impairment charge of approximately $574,000 in the six month period ended June 30, 2014. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts were adopted from early 2011 to this date by limiting the number of production hours that are eligible to receive the government’s feed-in tariff and imposing taxes on sale of electricity. Since July 2013, a new remunerative regime for photovoltaic plants is in force pursuant to RDL 9/2013 that provides the owner of a renewable installation with a defined yield to be calculated as 10-year government bonds plus 300 basis points. For more information see “Item 4.B: Business Overview” of our 2013 Annual Report and our report on Form 6-K dated October 2, 2014. If the Italian or Spanish governments elect to revise the incentive scheme, as both governments have done in the past, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plant acquired by us, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

Due to the uncertainty in the photovoltaic field, including in Italy and in Spain, we may seek to primarily invest in photovoltaic plants that have already been connected to the national grid and are eligible to receive the applicable FiT, which may not be available on terms beneficial to us or at all and which, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of photovoltaic plants that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential than plants that are still in the planning or construction stage. It may be difficult for us to locate suitable opportunities with attractive returns, and, even if located, the acquisition of an operating photovoltaic plant may be less attractive as the PV market matures and as operating plants are generally more expensive. Our inability to locate and acquire additional photovoltaic plants and the higher cost of such photovoltaic plants may adversely affect our business and results of operations. Even if we do locate and acquire existing photovoltaic plants, there is still a chance that changes in the regulation will be applied retroactively to existing plants and to the existing remuneration scheme, as has happened in both Spain and Italy, which could also adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the construction and operation of our photovoltaic power plants, which may significantly reduce our profitability.  Installation of photovoltaic power systems is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various governmental, municipal and other regulatory entities subject the installation and operation of the plants, and any other component of the PV Plants, to the issuance of relevant permits, licenses and authorizations. If such permits, licenses and authorizations are not issued, or are issued but not on a timely basis, this could result in the interruption, cessation or abandonment of one or more of our PV Plants, or may require making significant changes to one or more of our PV Plants, any of which may cause severe losses. These licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any delay in receiving licenses or revocation of existing licenses may adversely affect our business and results of operations.

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our PV Plants, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land developers and land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The PV Plants are a complex endeavor requiring timely input, often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developers and land owners, subcontractors, financing entities, governmental and related agencies both as subsidizers and as the purchasers of the electricity to be generated by the power plants and as regulators. In addition, as we use Contractors in order to operate and maintain our PV Plants, we depend on the representations, warranties and undertakings of such Contractors regarding, inter alia: the operation and maintenance of each of the PV Plants, the Contractors’ expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the governmental incentive, to the extant applicable, for the production and delivery of power to the national electricity grid through our PV Plants, obtaining the power purchase agreement for the sale of the produced electricity to the energy company, obtaining the interconnection agreement with the national electricity grid operator, strict compliance with applicable legal requirements, our Contractors’ financial stability and the profitability of the venture. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors default on their obligations, delay their supply or provide us with a system that is not free from defect (which adversely affects the proper operation of one or more of the PV Plants), or if any of the other entities referred to herein fail to perform their obligations properly and on a timely basis or fails to grant us the required permits and certifications on a timely basis, at any point in connection with any of the PV Plants, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require making significant changes to the project in connection with the relevant PV Plant, any of which may cause us severe losses. For example, the contractor of several of our Italian PV Plants entered into insolvency proceedings during 2012 and we were forced to replace the contractor for such PV Plants. Although we located a replacement for such contractor and there are currently many operation and maintenance contractors available in the Italian and Spanish markets, there is no assurance that we could locate an alternative contractor in the place of a deficient contractor under similar commercial terms in the future.

We are exposed to the possibility of damages to, or theft of, the various components of our photovoltaic plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Some of our PV Plants suffered damages as a result of theft of panels and other components, of damages caused due to bad weather and due to land conditions. Although such damages and theft are generally covered by the PV Plants' insurance policies, any such occurrences in the future may cause disruption in the production and measurement of electricity in connection with the relevant photovoltaic plant, may not be covered in its entirety by the insurance and may cause an increase in the premiums paid to our insurance companies, which may adversely affect our results of operations and profitability.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain and may make additional investments in projects located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

We are dependent on the suppliers that supply the panels that are installed in our photovoltaic plants. The lack of reliability of such suppliers or of their products, as well as such suppliers’ insolvency, may have an adverse effect on our business.  Our PV Plants’ performance depends on the quality of the panels installed. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. During recent years, several of the manufacturers of photovoltaic panels became insolvent and certain others suffered severe losses and have gone through a consolidation process. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we receive undertakings from the Contractor with respect to minimum performances, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on our profitability and results of operations.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have long-term agreements with an Italian bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

A drop in the price of electricity may negatively impact our results of operations.  The revenue from the sale of electricity produced by the PV Plants includes the incentives in the form of feed-in tariffs and proceeds from the sale of electricity produced in the electricity market at market price. A decrease in the price of electricity in Italy or in Spain may have a negative impact on our profitability and on our ability to expand our photovoltaic business.

Photovoltaic power plant installations have substantially increased over the past few years. The increased demand for solar panels resulted in substantial investments in photovoltaic panels production facilities, creating oversupply and a sharp decrease in the prices of solar panels. These events resulted in financial difficulties and consolidation of panel suppliers, which may lead to a reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components), increasing the costs of replacing components in our existing PV Plants and impacting the profitability of constructing new photovoltaic plants and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   Higher demand for solar panels and other components of the photovoltaic system resulted in the past in oversupply and a sharp decrease in prices that led many panel suppliers to financial difficulties and liquidation or consolidation with other suppliers. This trend may lead to a decrease in supply and, therefore, an increase in the price of the photovoltaic system components. Should we decide to expand the business and construct additional plants over time, such increases may significantly decrease the expected return on the investment in new projects. In addition, silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  The power production has a seasonal cycle, and adverse meteorological conditions can have a material impact on the plant’s output and could result in production of electricity below expected output, which in turn could adversely affect our profitability. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover in full the damage because of these circumstances are sometimes deemed “acts of god.” The resulting expense due to the need to replace damaged components or the lower electricity output may adversely affect our profitability.

As electric power accounts for a growing share of overall energy use, the market for solar energy is intensely competitive and rapidly evolving.  The market for solar energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new photovoltaic power plants and acquire existing plants may have established more prominent market positions and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new photovoltaic plants.

Risks Relating to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 40% (and an option to increase our holdings under certain conditions to 50%) of the equity of Dori Energy who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd., or the Dori SHA, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. Although we have one representative on the Dorad board of directors, we do not control Dorad’s operations. These factors may potentially adversely impact the business and operations of Dorad and Dori Energy. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy.  The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a “restriction period” during which we are not allowed to transfer our holdings in Dori Energy (other than to permitted transferees) and, thereafter, certain mechanisms such as a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad recently finished construction of, and currently operates, a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•           The  Dorad Power Plant is exposed to various risks, including, without limitation, in connection with noncompliance or breach by the contractor involved in the construction of its obligations during the warranty period causing delays and inability to provide electricity to Dorad’s customers, which may result, inter alia, in fines and penalties being imposed on Dorad or in higher operating expenses, discovery of defects in the construction due to the contractor or outside events and delays in supply of equipment or replacement parts required for the continued operations of the Dorad Power Plant, all of which may have a material adverse effect on Dorad's results of operations and profitability;

•           The operation of the Dorad Power Plant is highly complex and dependent upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand and also on the accuracy of the proprietary forecasting system that will be used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability. Any cessation or limitation of operations may cause Dorad to incur additional expenses or result in the enforcement of guarantees provided to certain customers, all of which may have a material adverse effect on Dorad's results of operations and profitability.

•           Dorad's operations are dependent upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. In the event the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad's customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad's profitability could be adversely affected.

•           Significant equipment failures may limit Dorad's production of energy. Although such damages are generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad's profitability.

•           The electricity sector in Israel is highly centralized and is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity and also manufactures the substantial majority of electricity in Israel. In addition, the electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers for the IEC’s system operation services, and the licensing requirement, as the requirement that Dorad obtain a permanent license prior to commencement of its operations. Among other things, the prices paid by Dorad to the IEC for system operation services it will provide to Dorad and the fees received by Dorad from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator and are subject to change due to an impending reform in the electricity market in Israel in light of the IEC's financial situation and the entrance of private energy manufacturers, including Dorad, into the Israeli electricity market. The updates and changes to the regulation may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. In addition, the employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again. Any changes in the tariffs, system charges or applicable regulations, failure by Dorad to obtain or to maintain the required permanents license, the inability of the IEC to pay Dorad or unilateral actions on the part of IEC's employees may adversely affect Dorad's plan of operations and could have a material adverse effect on Dorad's profitability.

•           Dorad’s operations are mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may adversely affect Dorad’s operations and profitability.

•           The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 in which more than 1,500 missiles were fired from Gaza Strip to Southern and Central Israel and a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. The attacks during 2012 disrupted the work on the Dorad Power Plant, which resumed after the missile strikes ceased and the Dorad Power Plant continued its operations during the attacks of July and August 2014. Although measures were taken in order to protect the Dorad Power Plant from missile attacks, any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad's facilities and disrupt the operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays.

•           Dorad entered into a long-term gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism that may result in Dorad paying for gas that is not actually required for its operations. In the event Dorad will be required to pay for gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. Any delays, disruptions, increase in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations.

•           The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

•           As a result of the agreements with contractors of the Dorad power plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. As the hedging performed by Dorad does not completely eliminate such exposure, Dorad’s profitability might be adversely affected due to future changes in exchange rates. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability.

Risks Related to our Other Activities

We had a net loss for the six months ended June 30, 2014 and we may not be able to generate sufficient cash flow to make payments under our Series A Debentures and other financing agreements. In January 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. In June 2014 we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. In addition, several of our wholly-owned Italian subsidiaries have financing agreements with various financial institutions, in the aggregate amount of approximately Euro 8 million (approximately $11 million). For the six months ended June 30, 2014, we had a net loss of approximately $522,000 and a total comprehensive loss of approximately $1,594,000. If our net losses continue and as a result of net losses or otherwise we are unable to make payments when required by the Series A Debentures or these financing agreements, or if we do not comply with the financial covenants contained in the deed of trust for the Series A Debentures or our loan agreements, of which we were in compliance as of June 30, 2014, and upon the occurrence of several other events of default included in such documents, including certain cross default provisions, we could be required to repay all or portion of these loans prior to their maturity. Depending on our financial position at the time such repayment is required, we may or may not be able to comply with the requirement, subjecting certain assets that were pledged in connection with the various financing agreements to foreclosure by the financing institutions. This may have a material adverse effect on our operations and liquidity.

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have substantially limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions' lack of familiarity with these markets and the underlying assets. Although we have financing agreements with respect to four of our PV Plants and have raised significant funds in Israel during 2014 by the issuance of our Series A Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deed of trust of our Series A Debentures. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a "negative pledge" with respect to a floating pledge on all of our assets and an obligation to pay additional interest in case of certain rating downgrades. The Series A Deed of Trust also contains covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Series A Debentures could result in demand for immediate repayment of the outstanding amount under the Series A Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of June 30, 2014, our total indebtedness was approximately Euro 52.2 million (approximately $71.5 million), including financing related swap transactions and excluding any related capitalized costs. The trust deed governing the Series A Debentures permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt and any additional debt we may incur, could adversely affect our financial condition by, among other things:

•            increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements;

•            limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•            requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•            limiting our ability to obtain additional financing to operate, develop and expand our business.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS and the financing we have in connection with four of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” of our 2013 Annual Report and as described in our Form 6-K dated October 2, 2014, we cannot ensure that we will manage to eliminate these risks in their entirety. These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

The energy sector around the world, and specifically in Europe and Israel, is highly regulated, is subject to governmental master plans and policy considerations and requires permits and licenses from various authorities. Our inability to obtain or maintain licenses or permits or changes in the regulatory scheme and governmental preferences coult materially adversely affect our existing projects and our willingness and ability to enter into new projects. The energy sector is typically regulated and supervised by various local governmental agencies. Participation in each stage of the energy production and delivery process typically requires governmental approvals and permits that are issued for definite periods and that may be revoked or revised by the relevant governmental authority due to various reasons that may not necessarily be within the control of the permit-holder. In addition, the receipt of a permit or license is sometimes subject to the approval, renewal or update of a governmental master plan regulating the energy sector or the specific energy production method, a complex and lengthy process. For example, our potential involvement in the pumped-storage project in the Manara Cliff in Israel, or the Manara Project, is subject to the issuance of a conditional, and thereafter permanent, license by the Israeli Public Utilities Authority – Electricity, or the Authority, and the issuance of such license will be subject to the quota set forth by the Authority for pumped-storage projects in Israel. Our ability to commence development of the Manara Project, or any other regulated energy project in Israel and around the world, will depend on the projects’ compliance with governmental master plans and the obtainment and maintenance of the required licenses and permits. In the event we are unable to obtain or maintain required permits, our ability to commence or continue developing and operating energy projects will be adversely affected.

If we do not conduct an adequate due diligence investigation of a target business or a power plant, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target businesses or power plants that we would intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate new acquisitions, to procure financing for our PV Plants, the prospects of any project we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. There is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for the acquisition of new projects, the value of new projects we acquire and our financial condition and results of operations. In addition, if such further economic downturn will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our short-term deposits and holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of our 2013 Annual Report), all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and Menahem Raphael, a member of our board. Although we have entered into a Management Services Agreement with entities affiliated with these board members, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company.  Our U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008, 2009, 2010, 2011 and 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that held our ordinary shares in 2013. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” of our 2013 Annual Report under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

Risks Relating to our Ordinary Shares

You may have difficulty enforcing U.S. judgments against us in Israel.  We are organized under the laws of Israel and our headquarters are in Israel. All of our officers and directors reside outside of the United States. Therefore, it may be difficult to effect service of process upon us or any of these persons within the United States. In addition, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons in Israel and in any event will be required to file a request with an Israeli court for recognition or enforcement of any non-Israeli judgment. Subject to certain time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that: (i) the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts and according to the rules of private international law currently prevailing in Israel, (ii) adequate service of process was effected and the defendant had a reasonable opportunity to be heard, (iii) the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties, (v) the judgment is no longer appealable, and (vi) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay or a controlling position in Ellomay, which could prevent a change of control and, therefore, depress the price of our shares.  Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay, which could prevent a change of control and therefore depress the price of our shares.

We may rely on certain Israeli “home country” corporate governance practices which may not afford shareholders the same protection afforded to stockholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, NYSE MKT rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding NYSE MKT corporate governance rules. Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of stockholders of U.S. domestic companies. To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice.

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  Prior to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries and our past tax obligations were not assumed or purchased by HP as part of the business sold.  Since the execution of the contracts in connection with the PV Plants and our other investments, we now also conduct our business globally (currently in Israel, Luxemburg, Italy and Spain). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we will be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.3% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Menahem Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles” of our 2013 Annual Report may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed in two markets and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares have been listed on the NYSE MKT under the symbol “ELLO” since August 22, 2011 and on the Tel Aviv Stock Exchange, or TASE, under the symbol “ELOM” since October 27, 2013. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE MKT and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our non-compliance with the continued listing requirements of the NYSE MKT could cause the delisting of our ordinary shares. The market liquidity and analyst coverage of our ordinary shares is very limited.  The NYSE MKT requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that we will continue to qualify for listing on the NYSE MKT. If our ordinary shares are delisted from the NYSE MKT, trading in our ordinary shares in the United States could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. Also, as our shares are now traded on the TASE, to the extent our share are delisted from the NYSE MKT we could decide to cease being a reporting company under the Securities Exchange Act of 1934, as amended, which may make it more difficult for investors to find up to date information about us, in English or at all. Moreover, in the event our ordinary shares are delisted from the NYSE MKT but are still listed on the TASE, we will be required to start filing and publishing reports in Hebrew with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses in addition to additional regulatory requirements that may have an adverse effect on our results of operations. In addition, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is still very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

We have not paid any cash dividends in the past and do not currently have a dividend distribution policy.  The payment of dividends will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. In addition, the terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5:B. Liquidity and Capital Resources” of our 2013 Annual Report).

Our stock price has been very volatile in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds.  Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. Although our ordinary shares have been listed on the NYSE MKT since August 22, 2011 and on the TASE since October 27, 2013, there is still limited liquidity and limited analyst coverage of our business and prospects, and these circumstances, combined with the general economic and political conditions, cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus or documents incorporated by reference into this prospectus contain our future expectations, projections of our results of operations or financial condition and include other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or other future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s, actual results, performance or achievements to be materially different from any future results, performance or achievements expressed, implied or inferred by these forward-looking statements. The forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that future developments actually affecting us will be those anticipated.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this prospectus under “Risk Factors,” and under “Item 3.D: Risk Factors” and “Item 5: Operating and Financial Review and Prospects” of our annual report incorporated by reference into this prospectus. In addition, new factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the SEC.

To the extent that this prospectus contains forward-looking statements (as distinct from historical information), we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of June 30, 2014.

The information in this table should be read in conjunction with and is qualified by reference to our unaudited consolidated financial statements and other financial information incorporated by reference into this prospectus.

As at June 30, 2014
(US dollars in thousands)

Cash and cash equivalents	42,893

Liabilities and Equity

Total current liabilities	13,262
Total non-current liabilities	65,035

Equity
Share capital	26,180
Share premium	76,932
Treasury shares	(522)
Reserves	3,082
Accumulated deficit	(7,527)
Non-Controlling interest	22

Total capitalization (liabilities and equity)	176,464

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the ordinary shares being offered for sale by the selling security holders. We will incur all costs associated with the preparation and filing of the registration statement of which this prospectus is a part. Brokerage fees, commissions and similar expenses, if any, attributable to the sale of shares offered hereby will be borne by the applicable selling security holders.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares were listed on the NYSE MKT on August 22, 2011. Our trading symbol is “ELLO.” Prior thereto our ordinary shares were quoted on the over the counter market in OTCQB market, operated by OTC Markets, Inc. On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELOM.”

The prices set forth below are high and low closing market prices for our ordinary shares as reported by OTC Markets, Inc., the NYSE MKT and the Tel Aviv Stock Exchange, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

All share prices have been retroactively adjusted to reflect the Reverse Split.

	NYSE MKT		Tel Aviv Stock Exchange
Year	High (US$)	Low (US$)	High (NIS)	Low (NIS)
2009	6.6	4.5	--	--
2010	7.5	5.1	--	--
2011	8.00	5.41	--	--
2012	7.7	4.25	--	--
2013	11.37	6.1	40.69	31.39

	NYSE MKT		Tel Aviv Stock Exchange
2012	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	6.55	5.37	--	--
Second Quarter	7.70	5.64	--	--
Third Quarter	6.00	4.25	--	--
Fourth Quarter	6.00	4.95	--	--

	NYSE MKT		Tel Aviv Stock Exchange
2013	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	7.47	6.1	--	--
Second Quarter	7.73	7.1	--	--
Third Quarter	9	7.7	--	--
Fourth Quarter	11.37	8.39	40.69	31.39

	NYSE MKT		Tel Aviv Stock Exchange
2014	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	10.59	9.3	37.13	33.12
Second Quarter	10.59	9.5	36.48	32.00
Third Quarter	10.02	8.6	36.40	29.72
Fourth Quarter (through November 13, 2014)	9.91	9.42	36.34	34.70

	NYSE MKT		Tel Aviv Stock Exchange
Most Recent Six Months	High (US$)	Low (US$)	High (NIS)	Low (NIS)
May 2014	10.39	9.6	36.48	32.98
June 2014	10.59	9.5	36.40	32.00
July 2014	9.91	9.35	33.28	31.09
August 2014	9.84	8.6	33.86	29.72
September 2014	10.02	9.49	36.40	34.21
October 2014	9.86	9.47	36.34	34.70
November 2014 (through November 13, 2014)	9.91	9.42	35.60	35.14

Due to the limited period since the listing of our ordinary shares on the NYSE MKT and the TASE, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

PLAN OF DISTRIBUTION

The selling security holders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the ordinary shares covered by this prospectus. The inclusion of any ordinary shares in this prospectus does not mean, however, that those ordinary shares necessarily will be offered or sold.

Any distribution of any of these securities by the selling security holders in interest may be effected from time to time in one or more of the following transactions:

▪	ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers;

▪	block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

▪	purchases by a broker/dealer as principal and resale by the broker/dealer for its account;

▪	an exchange distribution in accordance with the rules of the applicable exchange;

▪	privately negotiated transactions;

▪	settlement of short sales;

▪	broker/dealers may agree with the selling security holders to sell a specified number of the shares at a stipulated price per share;

▪	a combination of any such methods of sale; and

▪	any other method permitted pursuant to applicable law.

We will not receive any proceeds from the sale of the ordinary shares.  The aggregate proceeds to the selling security holders from the securities offered hereby will be the offering price less applicable commissions or discounts, if any.

The selling security holders may distribute the securities from time to time in one or more transactions at:

▪	a fixed price or prices, which may be changed;

▪	market prices prevailing at the time of sale;

▪	prices related to such prevailing market prices; or

▪	negotiated prices.

In connection with the sale of ordinary shares or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions that they assume. The selling security holders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus supplement and the accompanying prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus supplement and the accompanying prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%). Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.

The selling security holders may also sell shares pursuant to Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling security holders may from time to time pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus or a related prospectus supplement.

A selling security holder that is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradeable shares of common stock pursuant to the distribution through a registration statement.

If underwriters or dealers are used in the sale, until the distribution of our securities is completed, SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities.  As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (in other words, if they sell more shares than are set forth on the cover page of the prospectus supplement), the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters also may elect to reduce any short position by exercising all or part of any over-allotment option we may grant to the underwriters, as described in the prospectus supplement.  In addition, the representatives of the underwriters may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of our securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those securities as part of the offering.  In general, purchases of a security for the purpose of stabilizing or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have the effect of causing the price of the securities to be higher than it would otherwise be. If commenced, the representatives of the underwriters may discontinue any of the transactions at any time. These transactions may be effected on any exchange on which our securities are traded, in the over-the-counter market, or otherwise.

Certain of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses.

To our knowledge, the selling security holders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the ordinary shares covered by this prospectus. At any time a particular offer of the ordinary shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the ordinary shares covered by this prospectus.

In order to comply with the securities laws of certain states, if applicable, the securities will be sold in these jurisdictions, if required, only through registered or licensed brokers or dealers.  In addition, in certain states the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and the conditions of the exemption have been satisfied.

We have agreed that we will bear all costs, expenses and fees in connection with the registration or qualification of the ordinary shares under federal and state securities laws, other than underwriter fees and discounts, if any. We and each selling security holder have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act.

SELLING SECURITY HOLDERS

Our ordinary shares to which this prospectus relates are being registered to permit public secondary trading of such shares, and each selling security holder may offer all or part of the shares it owns for resale from time to time pursuant to this prospectus as described herein under “Plan of Distribution.” The selling security holders acquired the ordinary shares registered in this prospectus through the following transactions (please note that although several of the transactions occurred prior to the Reverse Split, the number of ordinary shares and purchase or exercise price per share have been adjusted to reflect the Reverse Split):

In October 2005, we raised $12 million through the private placement our ordinary shares to a group of investors led by the Fortissimo Entities at a price of $3.5 per share. The investors who participated in this private placement also received warrants to purchase ordinary shares at an exercise price of $4 per warrant share, exercisable until October 2010. Kanir, which participated in this private placement, acquired 857,143 ordinary shares and warrants to purchase 642,857, which were subsequently exercised by Kanir. During 2008 and 2009, the Fortissimo Entities sold all of their ordinary shares and warrants to S. Nechama and Kanir, both of whom subsequently exercised the acquired warrants. Kanir subsequently distributed an aggregate of 806,701 ordinary shares to several of its limited partners, of which 719,878 ordinary shares are still held by such limited partners and are included herein.

On September 12, 2005, we reached an agreement with our lender banks, providing for the conversion of $14.5 million of our then outstanding debt into warrants to acquire up to 800,000 ordinary shares at a price per share of $3.5, the conversion of $5 million of our then outstanding debt into three-year subordinated notes, and the repayment of $2 million of the outstanding debt within 1 year. In 2008, two of our lender banks sold their warrants (exercisable into 508,368 ordinary shares) to the Fortissimo Entities. The Fortissimo Entities immediately sold the warrants to Shlomo Nehama and Bonstar Investments Ltd., or Bonstar, who subsequently exercised these warrants.

We may amend or supplement this prospectus from time to time in the future to update or change this selling security holders list and the securities that may be resold.

See the Section titled “Plan of Distribution” for further information regarding the security holders’ method of distribution of these shares.

The selling security holders may resell all, a portion or none of these ordinary shares from time to time.  The table below sets forth with respect to each selling security holder, based upon information available to us as of September 30, 2014, the number and percent of ordinary shares beneficially owned, the number of ordinary shares registered by this prospectus and the number and percent of ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares.

	Shares Beneficially Owned Before the Offering(1)		Shares Offered	Shares Beneficially Owned After the Offering(1) (2)
Holder	Shares	Percent		Shares	Percent
Bonstar Investments Ltd.(3)	233,258	2.2%	233,258	0	-
Fridrich, Ran(4)(10)	116,787	1.1%	116,787	0	-
Kanir Joint Investments (2005) Limited Partnership(5)(10)	2,786,397	26.1%	2,193,299	593,098	5.5%
Nehama, Shlomo(6)(10)	464,973	4.3%	423,677	41,296	0.4%
Raphael, Menahem(7)(10)	140,010	1.3%	140,010	0	-
Red Car Group Ltd.(8)	314,514	2.9%	314,514	0	-
S. Nechama Investments (2008) Ltd.(9)(10)	3,551,869	33.2%	3,000,000	551,869	5.2%

*   Indicates less than one percent.

(1)
As used in this table, “beneficial ownership” means the sole or shared voting and investment power of ordinary shares.  Unless otherwise indicated, each selling security holder listed below has sole voting and investment power with respect to the ordinary shares indicated as beneficially owned thereby.  A person is deemed to have “beneficial ownership” of any ordinary shares that this person has a right to acquire within sixty days of the date of this prospectus.  In accordance with Rule 13d-3 of the Exchange Act, any ordinary shares that any selling security holder has the right to acquire within sixty days of the date of this prospectus are deemed to be outstanding for the purpose of computing the beneficial ownership percentage of such selling security holder, but have not been deemed outstanding for the purpose of computing the percentage for any other selling security holder. The amounts and percentages are based on a total of 10,692,371 ordinary shares outstanding as of October 20, 2014. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)	With respect to the selling security holders, it has been assumed that all ordinary shares so offered will be sold.

(3)
Based solely on reports on Schedule 13D filed with the SEC by Messrs. Joseph Mor and Ishay Mor, the latest on September 3, 2013, Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any. Bonstar’s address is 30 Kalisher Street, Tel Aviv Israel.

(4)
Ran Fridrich is our CEO and a member of our board of directors. Mr. Fridrich is also a director of Kanir Investments Ltd., or Kanir Ltd., the general partner of Kanir, which in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir and Mr. Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Therefore, Mr. Fridrich may be deemed to beneficially own the following: (i) 116,787 ordinary shares held directly by Mr. Fridrich, which constitute approximately 1.1% of our outstanding ordinary shares and all of which are being registered for resale hereunder, and (ii) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding ordinary shares and of which 2,193,299 are being registered for resale hereunder. Kanir Ltd. and Mr. Fridrich each disclaim beneficial ownership of the ordinary shares held by Kanir except to the extent of their respective pecuniary interest therein, if any. Mr. Fridrich’s address is c/o Zohar & Co., 6 Tiomkin St., Tel Aviv 6578308, Israel.

(5)
Kanir is a limited partnership registered in Israel. Mr. Menahem Raphael, who is a member of our board of directors, is a majority shareholder and director of Kanir Ltd. and Mr. Ran Fridrich, who is our CEO and a member of our board of directors, is a director of Kanir Ltd., the general partner in Kanir, and both are limited partners in Kanir. By virtue of their positions with Kanir Ltd., Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares held by Kanir and each disclaims beneficial ownership of the ordinary shares held by Kanir, except to the extent of his pecuniary interest therein, if any. Kanir’s address is c/o Zohar & Co., 6 Tiomkin St., Tel Aviv 6578308, Israel.

(6)
Mr. Nehama is our chairman of the board of directors. Mr. Nehama is also the sole director and shareholder of Nechama Investments and therefore may be deemed to indirectly beneficially own the shares held by Nechama Investments. Therefore, Mr. Nehama may be deemed to beneficially own the following: (i) 464,973 ordinary shares directly held by Mr. Nehama, which constitute approximately 4.3% of our outstanding ordinary shares and of which 423,677 ordinary shares are being registered for resale hereunder, and (ii) 3,551,869 ordinary shares held by Nechama Investments, which constitute approximately 33.2% of our outstanding ordinary shares and of which 3,000,000 ordinary shares are being registered for resale hereunder. Mr. Nehama’s address is 8 Raziel Street, Ramat Hasharon, Israel.

(7)
Mr. Menahem Raphael is a member of our board of directors. Mr. Raphael is also a director and majority shareholder of Kanir Ltd., the general partner of Kanir, which in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares held by Kanir and Mr. Raphael may be deemed to indirectly beneficially own the ordinary shares held by Kanir. In addition, Mr. Raphael is the sole shareholder of Red Car Group Ltd., or Red Car and therefore may be deemed to indirectly beneficially own the ordinary shares held by Red Car. Therefore, Mr. Raphael may be deemed to beneficially own the following: (i) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding ordinary shares and all of which are being registered for resale hereunder, (ii) 314,514 ordinary shares held by Red Car, which constitute approximately 2.9% of our outstanding ordinary shares and all of which are being registered for resale hereunder, and (iii) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding ordinary shares and of which 2,193,299 are being registered for resale hereunder. Kanir Ltd. and Mr. Raphael each disclaim beneficial ownership of the ordinary shares held by Kanir except to the extent of their respective pecuniary interest therein, if any. Mr. Raphael’s address is c/o Zohar & Co., 6 Tiomkin St., Tel Aviv 6578308, Israel.

(8)
Red Car is a BVI private company. Mr. Menahem Raphael, a member of our board of directors, is the sole shareholder of Red Car and therefore may be deemed to indirectly beneficially own the ordinary shares held by Red Car. Red Car’s address is c/o Zohar & Co., 6 Tiomkin St., Tel Aviv 6578308, Israel.

(9)
Nechama Investments is an Israeli private company. Mr. Shlomo Nehama, the chairman of our board of directors, is the sole director and shareholder of Nechama Investments and therefore may be deemed to indirectly beneficially own the shares held by Nechama Investments. Nechama Investment’s address is 8 Raziel Street, Ramat Hasharon, Israel.

(10)
Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement, with respect to their holdings of our ordinary shares. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which constitute approximately 59.3% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.6%, 63.5% and 60.4%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

The information provided in the table above with respect to the selling security holders has been obtained from these selling security holders.

Except as otherwise disclosed above or in documents incorporated herein by reference, the selling security holders have not within the past three years had any position, office or other material relationship with us. Because the selling security holders may sell all or some portion of the ordinary shares beneficially owned by them, only an estimate (assuming the selling security holders sells all of the shares offered hereby) can be given as to the number of ordinary shares that will be beneficially owned by the selling security holders after this offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the ordinary shares beneficially owned by them, all or a portion of the ordinary shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

Information concerning the selling security holders may change from time to time and any changed information will be set forth in post-effective amendments or prospectus supplements if and when necessary.

EXPENSES

The following table sets forth the costs and expenses payable by us in connection with the registration of the ordinary shares being registered hereunder. No expenses shall be borne by the selling security holders, except commission or discounts, if any.  All of the amounts shown are estimates, except for the SEC Registration Fees:

Amount to be Paid
SEC registration fee	$7,003
Legal fees and expenses	10,500
Accounting fees and expenses	12,000
Miscellaneous fees and expenses	1,300

Total	$30,803

DESCRIPTION OF SHARE CAPITAL

As of December 31, 2013 and September 30, 2014, our authorized share capital consisted of one hundred seventy million (170,000,000) New Israeli Shekels, divided into seventeen million (17,000,000) ordinary shares, NIS 10.00 par value per share, of which 10,692,371 ordinary shares were outstanding, all of which were fully paid, and 85,655 ordinary shares were held as treasury shares under Israeli law.

For more information, concerning our share capital, see our 2013 Annual Report.

The transfer agent for our ordinary shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

TAXATION

For discussion of certain income tax considerations with respect to our ordinary shares, including distributions with respect to our ordinary shares, the sale or disposition of our ordinary shares, applicable Israeli taxes, U.S. federal, state and local taxes, the tax consequences to U.S. holders if we are a passive foreign investment company, and certain information reporting and backup withholding requirements, please see “Item 10.E: Taxation” of our 2013 Annual Report.

WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL TAXES.

DIVIDEND POLICY

We currently do not have a dividend policy but expect to adopt a dividend distribution policy. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including contractual undertakings limiting our ability to pay dividends, future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. The terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5:B. Liquidity and Capital Resources” of our 2013 Annual Report).

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

LEGAL MATTERS

The validity of the ordinary shares offered hereby will be passed upon for Ellomay by Ephraim Abramson & Co., our Israeli counsel. Olshan Frome Wolosky LLP, New York, New York, has advised us with respect to U.S. legal matters in connection with this offering.

EXPERTS

The consolidated financial statements of Ellomay Capital Ltd. and its subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been incorporated by reference herein in reliance upon the reports of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, and of the auditors of Ellomay Spain, S.L. and its subsidiaries, BDO Auditores S.L., a member firm of members of BDO International Limited, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act. In addition, we file reports with, and furnish information to, the SEC. These filings contain important information which does not appear in this prospectus. You may read and copy the registration statement and any other documents we have filed or furnished with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549, Room 1580. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Information contained in such website is not part of this prospectus.  These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such, we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about our ordinary shares, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. We also maintain a website at www.ellomay.com through which you can access our SEC filings. None of the information on our website is a part of this Prospectus.

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm and also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus.  This means that we can disclose important information to you by referring you to another document that we have filed or will file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information.

The following documents are incorporated herein by reference:

(a)
Our Form 8-A filed with the SEC on August 18, 2011, which incorporates by reference the description of our ordinary shares set forth in our Annual Report on Form 20-F, originally filed with the Securities and Exchange Commission on April 14, 2011, and including any subsequent amendment or report filed for the purpose of updating such description;

(b)	Our annual report on Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on March 31, 2014; and

(c)
The text of our reports on Form 6-K filed with the SEC on March 31, 2014, April 10, 2014 (the first paragraph of exhibit 99.1), May 7, 2014, May 13, 2014, May 21, 2014, June 2, 2014, June 9, 2014, June 10, 2014, June 12, 2014, June 25, 2014, June 30, 2014 (the IFRS financial results included in exhibit 99.1), July 21, 2014 (exhibit 99.1 and exhibit 99.2 (other than paragraph 4 thereof)), August 7, 2014, August 25, 2014, September 11, 2014, October 2, 2014 (exhibits 99.2 and 99.3) and November 5, 2014.

This prospectus shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by us pursuant to the Exchange Act, prior to the termination of the offering made by this prospectus. In addition, any reports on Form 6-K subsequently submitted to the SEC, or portions thereof, that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus, at no cost, upon written or oral request. Such requests should be directed to our executive office, which is currently located at 9 Rothschild Blvd., Tel Aviv 6688112, Israel, Attn: Chief Financial Officer, telephone number: +972-3-797-1111.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, all of our directors and senior management and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons’ assets are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in the U.S. In addition, it may be difficult: (a) to enforce, in Israel, a judgment obtained in a U.S. court based on the civil liability provisions of the U.S. Federal securities laws or (b) to enforce civil liabilities under U.S. Federal securities laws in original actions instituted in Israel.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ELLOMAY CAPITAL LTD. 6,421,545 ORDINARY SHARES _______________ PROSPECTUS _______________ November 19, 2014